Exhibit 99.1

THIRD SUPPLEMENTAL INDENTURE
This Third Supplemental Indenture is entered into as of the 19th day of December, 2012.
AMONG:
BAYTEX FINANCE COMPANY LTD., as Guarantor
and
BAYTEX ENERGY CORP., as Issuer
and
VALIANT TRUST COMPANY, as Indenture Trustee

WHEREAS:

1.
Baytex Energy Corp. ("Baytex") and Valiant Trust Company are parties to an amended and restated trust indenture dated as of January 1, 2011, as supplemented by a supplemental indenture dated February 18, 2011, a first supplemental indenture dated as of February 17, 2011 and a second supplemental indenture dated as of July 19, 2012 (collectively, the "Indenture") with respect to certain Debt Securities of Baytex;

2.	Baytex Finance Company Ltd. ("Baytex Finance") is an indirect wholly-owned subsidiary of Baytex;

3.
Baytex Finance desires to become a Guarantor under the Indenture and has duly authorized its guarantee of the Debt Securities and the execution and delivery of this third supplemental indenture (this "Supplemental Indenture");

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:
1.    This Supplemental Indenture shall be supplemental to and read together with the Indenture for all purposes. Every holder of a Debt Security heretofore or hereafter authenticated and delivered under the Indenture shall be bound hereby. Except as expressly set forth herein, the Indenture is in all respects ratified and confirmed and all terms, conditions and provisions thereof shall remain in full force and effect. The Indenture, as amended and supplemented hereby, is herein referred as the "Amended Indenture". Capitalized terms used herein, including the preamble hereto, shall have the same meaning as in the Indenture.

2.    Baytex Finance hereby agrees to be bound by the terms of the Amended Indenture as a Guarantor and as if it was an original signatory thereto.

3.    This Supplemental Indenture shall become effective upon its execution and delivery by the parties hereto.

4.	This Supplemental Indenture shall be governed by and construed in accordance with the laws of the Province of Alberta.

5.
Any request, demand, authorization, direction, notice, consent, waiver or other document provided or permitted by the Amended Indenture to be made upon, given or furnished to or filed with Baytex Finance shall be sufficient for any purpose hereunder (unless otherwise herein expressly provided) if in writing, and mailed, first class postage prepaid, to such Guarantor c/o Baytex Energy Corp., Centennial Place, East Tower, 2800, 520 - 3rd Avenue S.W., Calgary, Alberta T2P 0R3, Attention: Chief Financial Officer, or sent by facsimile to such Guarantor at (587) 952-3029 (with receipt confirmed by telephone at (587) 952-3120), or at any other address or facsimile number previously furnished in writing to the Trustee by such Guarantor.

6.	This Supplemental Indenture may be executed in any number of counterparts and all counterparts, taken together, shall constitute one and the same Supplemental Indenture.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed effective as of the day and year first above written.

BAYTEX FINANCE COMPANY LTD.
Per:	/s/ W. Derek Aylesworth
W. Derek Aylesworth Chief Financial Officer

BAYTEX ENERGY CORP.
Per:	/s/ Murray J. Desrosiers
Murray J. Desrosiers Vice President, General Counsel and Corporate Secretary

VALIANT TRUST COMPANY
Per:	/s/ Dan Sander
Dan Sander Director, Trust Services
Per:	/s/ Tara Bouchard
Tara Bouchard Senior Manager, Corporate Actions